Filed pursuant to Rule 433
Registration Statement No. 333-134996
June 19, 2006
ALLEGHANY CORPORATION
985,000 Shares 5.75% Mandatory Convertible Preferred Stock
Issuer: Alleghany Corporation
Offering Size: 985,000 Shares of Preferred Stock
Overallotment Option: 147,000 Shares of Preferred Stock
Total Number of Shares Authorized For Issuance: 1,132,000 Shares
Issue Price: $264.60
Estimated Net Proceeds to Alleghany (assuming the exercise in full of the underwriters’ overallotment option): $290 million
Liquidation Preference: $264.60
Maturity: June 15, 2009
Annual Dividend Rate: 5.75%
Dividend Payment Dates: March 15, June 15, September 15, December 15
First Dividend Payment Date: September 15, 2006
First Dividend Payment: $3.4655
Subsequent Quarterly Dividend Payment: $3.8036
Conversion Premium: 18.0%
Reference Price: $264.60
Threshold Appreciation Price: $312.23

Settlement Ratio at Maturity:	If Share Price ≤ $264.60, 1 share (Maximum Conversion Rate)
If Share Price > $264.60 and < $312.23, 264.60/Share Price (between 0.8475 share and 1 share)
If Share Price ≥ $312.23, 0.8475 share (Minimum Conversion Rate)
Early Conversion Rate: 0.8475
Dividend Protection: Full protection via conversion ratio adjustment
Discount Rate For Cash Acquisition Make-Whole Amount: 6.65%
Conversion Upon Cash Acquisition: If Alleghany is the subject of specified cash acquisitions on or prior to June 15 2009, under certain circumstances, it will: (1) permit conversion of its Preferred Stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate for each hypothetical stock price and effective date referenced by the following table and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends plus the present value of all remaining dividends on such Preferred Stock through June 15, 2009.

	Stock Price on Effective Date
	$150	$200	$250	$264.60	$275	$300	$325	$350	$400	$500	$600

At issue	0.9743	0.9115	0.8538	0.8448	0.8405	0.8359	0.8362	0.8385	0.8430	0.8467	0.8473
June 15, 2007	0.9920	0.9486	0.8800	0.8647	0.8564	0.8447	0.8414	0.8420	0.8451	0.8472	0.8474
June 15, 2008	0.9996	0.9853	0.9233	0.8999	0.8848	0.8589	0.8483	0.8462	0.8470	0.8474	0.8475
June 15, 2009	1.0000	1.0000	1.0000	1.0000	0.9622	0.8820	0.8475	0.8475	0.8475	0.8475	0.8475
However, if such acquisition constitutes a public acquirer change of control, Alleghany may elect, in lieu of providing for conversion and paying the dividend amount, to make the Preferred Stock convertible into public acquirer common stock.
************************
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866)500-5408.